UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND

15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-16018

Abington Bancorp, Inc.

(Exact name of registrant as specified in its charter)

97 Libbey Parkway

Weymouth, Massachusetts 02189

(718) 682-6400

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Common Stock, Par Value $0.10 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)]	[	]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)]	[	]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)]	[	]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)]	[	]
		Rule 15d-6]	[	]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Seacoast Financial Services Corporation, as successor to Abington Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 29, 2004	SEACOAST FINANCIAL SERVICES CORPORATION

	By:	/s/ KEVIN G. CHAMPAGNE
Kevin G. Champagne Chief Executive Officer